                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A No. 3
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            Impax Laboratories, Inc.
                                (Name of Issuer)
                       -----------------------------------
                          Common Stock, $0.01 par value
                       -----------------------------------
                         (Title of Class of Securities)
                                    45256B101
                       -----------------------------------
                                 (CUSIP NUMBER)

                             Sol B. Genauer, Esquire
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                           Philadelphia, PA 19103-6998
                                 (215) 569-5500
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 2001
                       -----------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 45256B101
          ---------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         China Development Industrial Bank Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         SC, WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
         Not applicable
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Taiwan
--------------------------------------------------------------------------------
NUMBER OF                           7.      SOLE VOTING POWER
SHARES                                        669,357
BENEFICIALLY                       ---------------------------------------------
OWNED BY                            8.      SHARED VOTING POWER
EACH                                           333,580
REPORTING                          ---------------------------------------------
PERSON                              9.      SOLE DISPOSITIVE POWER
WITH                                           669,357
                                   ---------------------------------------------
                                   10.      SHARED DISPOSITIVE POWER
                                               333,580
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,002,937*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.17%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------
*Includes 333,580 shares of common stock that is owned by CDIB Venture Investment (USA), Ltd., a wholly-owned subsidiary of China Development Industrial Bank Inc.

--------------------------------------------------------------------------------
CUSIP No. 45256B101
          ---------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         CDIB Venture Investment (USA), Ltd.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
         Not applicable
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF                           7.     SOLE VOTING POWER
SHARES                                             0
BENEFICIALLY                       ---------------------------------------------
OWNED BY                            8.     SHARED VOTING POWER
EACH                                         333,580
REPORTING                          ---------------------------------------------
PERSON                              9.     SOLE DISPOSITIVE POWER
WITH                                                0
                                   ---------------------------------------------
                                   10.     SHARED DISPOSITIVE POWER
                                              333,580
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         333,580
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .72%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                        STATEMENT PURSUANT TO RULE 13D-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         This Amendment No. 3 to Schedule 13D filed on December 14, 1999 (as previously amended, the "Schedule 13D") relates to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer"). Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 3. Information given in response to each item shall be deemed incorporated by reference in all other items. The purpose of this Amendment No. 3 to the previously filed Schedule 13D is to report a decrease in the aggregate beneficial ownership of China Development Industrial Bank Inc., resulting from certain sales of Common Stock as described herein.

         The responses to Items 2, 4, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 2. Identity and Background.

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by China Development Industrial Bank Inc. ("CDIB") and CDIB Venture Investment (USA), Ltd. ("CDIBVI"), an affiliate of CDIB (CDIB and CDIBVI are collectively referred to herein as the "Reporting Person"), relating to the Common Stock.

         The information required by this item for the Reporting Person is set forth in Appendix 1 hereto. The information required by this item for each officer, director, and partner, and each controlling person, if any, of the Reporting Person is set forth in Appendix 2 hereto.

         During the last five years prior to the date of this filing, neither the Reporting Person or any person identified in Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 4. Purpose of Transaction.

         a) The Common Stock (into which the shares of Series 1-B Convertible Preferred Stock (the "Series 1-B Preferred Stock") and Series 2 Convertible Preferred Stock (the "Series 2 Preferred Stock") was converted as described below in Item 5(a)) of which the Reporting Person is the record and beneficial owner was acquired for, and is being held for, investment purposes. The Reporting Person may dispose of or acquire securities of the Issuer, including common stock, depending upon the position of the market, the Issuer and other factors;

         b) Neither the Reporting Person, nor to the best of its knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c) The Reporting Person has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d) The Reporting Person does not have any plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         e) The Reporting Person has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

         f) The Reporting Person has no plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure;

         g) The Reporting Person has no plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h) The Reporting Person has no plans or proposals which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i) The Reporting Person has no plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j) The Reporting Person has no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

         a) On December 22, 2000, and July 6, 2001, CDIB converted 55,000 and 5,000 shares of Series 1-B Preferred Stock into 3,302,421 and 366,936 shares of Common Stock, respectively, and 30,000 shares of Series 2 Preferred Stock into 600,000 shares of Common Stock for a total of 4,269,357. On January 9, 2001, and July 6, 2001, CDIBVI converted 4,500 and 500 shares of Series 1-B Preferred Stock into 300,222 and 33,358 shares of Common Stock for a total of 333,580 shares (the "CDIBVI Shares").

            CDIB sold an aggregate of 3,150,000 shares of Common Stock in a series of transactions pursuant to a Securities Purchase Agreement, dated September 7, 2001 (the "Purchase Agreement"), Supplemental Agreement Amendment No. 1 to Securities Purchase Agreement, dated September 27, 2001 ("Amendment No. 1"), Supplemental Agreement Amendment No. 2 to Securities Purchase Agreement, dated October 4, 2001 ("Amendment No. 2"), Supplemental Agreement Amendment No. 3 to Securities Purchase Agreement, dated November 1, 2001 ("Amendment No. 3"), and Supplemental Agreement Amendment No. 4 to Securities Purchase Agreement, dated December 3, 2001 ("Amendment No. 4") entered into by CDIB, Pine Ridge Financial, Inc., Vertical Ventures LLC, and Baker & McKenzie (the "Money Escrow Agent"). On December 11, 2001, CDIB sold 400,000 shares of Common Stock of the Issuer through First Union Securities, Inc. as its sales agent. On December 21, 2000, CDIB sold 20,000 shares of Common Stock through Donaldson, Lufkin & Jenrette as its sales agent. On December 26, 2001, CDIB sold 20,000 and 10,000 shares of Common Stock (for a total of 30,000 shares) through Donaldson, Lufkin

& Jenrette as its sales agent. Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, CDIB may be deemed to beneficially own the CDIBVI Shares. As a result of the sales described above, as of the date hereof, the Reporting Person may be deemed to own 2.17% of the outstanding Common Stock of the Issuer, on an aggregated basis, which percentage is based upon (i) 46,298,264 shares of Common Stock reported outstanding by the Issuer as of September 30, 2001 and (ii) the number of shares of Common Stock of the Issuer (1,002,937) owned by the Reporting Person. The percentage is calculated by dividing 1,002,937 by 46,298,264.

         b) The information required by this paragraph is reflected on Lines 7-10 of the Reporting Person's cover pages, incorporated herein by reference. The information required by Items 2 of this Schedule for each person with whom the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 and Appendix 2 hereto.

         c) Except as set forth in Item 5(a), the Reporting Person has not effected any transactions in the Issuer's Common Stock during the last 60 days.

         d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is supplemented by the following:

         Pursuant to the Purchase Agreement (attached as Exhibit 2 and incorporated herein by reference), Amendment No. 1 (attached as Exhibit 3 and incorporated herein by reference), and Amendment No. 2 (attached as Exhibit 4 and incorporated herein by reference) entered into by and among CDIB, Pine Ridge Financial, Inc., Vertical Ventures LLC and the Money Escrow Agent, CDIB agreed to sell 1,150,000 shares (the "First Tranche") of Common Stock held by CDIB to Pine Ridge Financial, Inc. and Vertical Ventures LLC at a First Tranche per share price of 91% of the average closing prices on such sale during the fifteen trading days following September 15, 2001. CDIB agreed to pay Vertical Ventures LLC a commission equal to 3% of the aggregate purchase price (other than shares purchased by Vertical Ventures LLC).

         Pursuant to the Purchase Agreement, Amendment No. 2, and Amendment No. 3 (attached as Exhibit 5 and incorporated herein by reference) entered into by and among CDIB, Pine Ridge Financial, Inc., Vertical Ventures LLC and the Money Escrow Agent, CDIB agreed to sell 1,000,000 shares (the "Second Tranche") of Common Stock held by CDIB to Pine Ridge Financial, Inc. and Vertical Ventures LLC at a Second Tranche per share price of 95% of the closing price on such sale of the seventeenth trading day following (but not including) the Second Tranche closing date (October 10, 2001). CDIB agreed to pay Vertical Ventures LLC a commission on such sales equal to 3% of the aggregate purchase price (other than shares purchased by Vertical Ventures LLC).

         Pursuant to the Purchase Agreement, Amendment No. 3, and Amendment No. 4 (attached as Exhibit 6 and incorporated herein by reference) entered into by and among CDIB, Pine Ridge Financial, Inc., Vertical Ventures LLC and the Money Escrow Agent, CDIB agreed to sell 1,000,000 shares (the "Third Tranche") of

Common Stock held by CDIB to Pine Ridge Financial, Inc. and Vertical Ventures LLC at a Third Tranche per share price of 91% of the average closing prices during the thirteen trading days beginning on November 12, 2001 and ending on November 29, 2001. CDIB agreed to pay Vertical Ventures LLC a commission on such sales equal to 3% of the aggregate purchase price (other than shares purchased by Vertical Ventures LLC).

         On December 11, 2001, CDIB retained First Union Securities, Inc. ("First Union") as its sales agent, whereby First Union, on a best efforts basis, agreed to sell 100,000 and 300,000 shares of Common Stock held by CDIB at a per share price of $11.03 and $10.90, respectively. CDIB agreed to pay First Union a per share commission equal to $0.33 of the 100,000 shares sold at $11.03, and a per share commission equal to $0.20 of the 300,000 shares sold at $10.90. Each of these sales, resulting in an aggregate sale of 400,000 shares of Common Stock, occurred on December 11, 2001.

         On December 21, 2001, CDIB initiated the sale of 20,000 shares of Common Stock through Donaldson, Lufkin & Jenrette ("DLJ") for a commission of $800.00. On December 26, 2001, CDIB initiated the sale of 20,000 and 10,000 shares of Common Stock through DLJ for commissions of $800.00 and $400.00, respectively.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -   Joint Filing Agreement

Exhibit 2 -   Securities Purchase Agreement, dated September 7, 2001, by and among China Development Industrial Bank Inc., Pine
              Ridge Financial, Inc., Vertical Ventures LLC, and Baker & McKenzie.

Exhibit 3 -   Supplemental Agreement Amendment No. 1 to Securities Purchase Agreement, dated September 27, 2001, by and among
              China Development Industrial Bank Inc., Pine Ridge Financial, Inc., Vertical Ventures LLC, and Baker & McKenzie.

Exhibit 4 -   Supplemental Agreement Amendment No. 2 to Securities Purchase Agreement, dated October 4, 2001, by and among China
              Development Industrial Bank Inc., Pine Ridge Financial, Inc., Vertical Ventures LLC, and Baker & McKenzie.

Exhibit 5 -   Supplemental Agreement Amendment No. 3 to Securities Purchase Agreement, dated November 1, 2001, by and among China
              Development Industrial Bank Inc., Pine Ridge Financial, Inc., Vertical Ventures LLC, and Baker & McKenzie.

Exhibit 6 -   Supplemental Agreement Amendment No. 4 to Securities Purchase Agreement, dated December 3, 2001, by and among China
              Development Industrial Bank Inc., Pine Ridge Financial, Inc., Vertical Ventures LLC, and Baker & McKenzie.

Appendix 1 -  Address, Organization and Principal Business of Each Reporting Person Required by Item 2.

Appendix 2 -  Information About Each Reporting Person Required by Item 2.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 27, 2001            China Development Industrial Bank Inc.


                                      By:      /s/ Chin-Men Kao
                                         --------------------------------------
                                          Name:  Chin-Men Kao
                                          Title: First VP and General Manager
                                                 Overseas Investment Management

                                      CDIB Venture Investment (USA), Ltd.


                                      By:      /s/ Chin-Men Kao
                                         --------------------------------------
                                          Name:  Chin-Men Kao
                                          Title: President

                                   APPENDIX 1

         ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5



       REPORTING PERSON                   BUSINESS ADDRESS            PLACE OF ORGANIZATION       PRINCIPAL BUSINESS
--------------------------------    -----------------------------    -----------------------    ----------------------
China Development Industrial        125 Nanking East Road,           Taiwan                     Investment Bank
Bank Inc.                           Section 5, Taipei 105,
                                    Taiwan

CDIB Venture Investment (USA),      P.O. Box 3340                    British Virgin Islands     Venture Capital
Ltd.                                Road Town
                                    Tortola, British Virgin
                                    Islands

                                   APPENDIX 2

                     INFORMATION ABOUT THE REPORTING PERSON
                               REQUIRED BY ITEM 2


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                     CHINA DEVELOPMENT INDUSTRIAL BANK INC.

Name:                     Tai-Ying Liu, Ph.D.
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    President, Chairman & CEO

Name:                     Chin Lin
Citizenship:              Taiwan
Business:                 Perfect Power Co. Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Managing Director

Name:                     Frank C. C. Chen
Citizenship:              Taiwan
Business:                 Fu Yi Investment Co. Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Managing Director

Name:                     Min-Hsun Chen
Citizenship:              Taiwan
Business:                 Lead Long Textile Co. Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Managing Director

Name:                     Yung-San Lee, Ph.D.
Citizenship:              Taiwan
Business:                 International Commercial Bank of  China
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Managing Director

Name:                     Sheng-Yann Lii.
Citizenship:              Taiwan
Business:                 Bank of Taiwan
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Managing Director

Name:                     Benny T. Hu
Citizenship:              Taiwan
Business:                 Individual
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Managing Director

Name:                     Kuo-Hsiung Chuang.
Citizenship:              Taiwan
Business:                 Chiao Tung Bank
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Teu-Hwa Shih Yeh
Citizenship:              Taiwan
Business:                 Acer Investment Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Kou-I Yeh
Citizenship:              Taiwan
Business:                 Fulltime Investment Corp.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Ming H. Chen
Citizenship:              Taiwan
Business:                 Ye Chen Investment Co. Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Ching-Jen Chen.
Citizenship:              Taiwan
Business:                 AGV Products Corp.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Shin-I Lin
Citizenship:              Taiwan
Business:                 United Holdings Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Ching-Shyong Chou
Citizenship:              Taiwan
Business:                 Shanghai Commercial & Savings Bank Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Hsien-Wei Chen
Citizenship:              Taiwan
Business:                 Tzeng-Maw Investment Co. Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Ching-Jing Sheen
Citizenship:              Taiwan
Business:                 Sheen Chuen-Chi Cultural and Educational Foundation
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     William T. Lin
Citizenship:              Taiwan
Business:                 Yao-Hua Glass Co., Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     I-Cheng Liu
Citizenship:              Taiwan
Business:                 Fu Yi Investment Co. Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Cheng-Chau Kuo
Citizenship:              Taiwan
Business:                 Tai Han Investment Co. Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     How-Toen, Chen
Citizenship:              Taiwan
Business:                 MassMutual Mercurities Life Insurance Co., Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Yi-Yi Tai
Citizenship:              Taiwan
Business:                 Johnson Associates Corporation
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Han-Ton Lim
Citizenship:              Taiwan
Business:                 Peck's Holding Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Resident Supervisor

Name:                     Shing-Shang Ou
Citizenship:              Taiwan
Business:                 Bank of Taiwan
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Supervisor

Name:                     Yung-Hua Hsu
Citizenship:              Taiwan
Business:                 Chiao Tung Bank
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Supervisor

Name:                     Tai-Ying Liu, Ph.D.
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    President, Chairman & CEO

Name:                     Chin Lin
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Senior Executive Vice President

Name:                     Jer-Shyong Shih
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Executive Vice President

Name:                     Bing Shen
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Executive Vice President

Name:                     Shu-Kuang Jen, Ph.D.
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Executive Vice President & Chief Auditor Auditing

Name:                     Jui-Hsuin Chen
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Executive Vice President

Name:                     Lai-Tsung Tsai
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Senior Vice President & General Manager
                          Secretariat, Board of Directors Legal

Name:                     Kate M. Wu
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Senior Vice President, Investment Banking

Name:                     Jack J. L. Chow
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Senior Vice President & General Manager Accounting

Name:                     James Liu
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Senior Vice President & General Manager
                            International Banking

Name:                     Cheng-Liang Chou
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Senior Vice President & General Manager Auditing

Name:                     Chia-Hung Lee
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Senior Vice President & General Manager,
                            Direct Investment

Name:                     Ethan Hsu
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Senior Vice President & General Manager,
                            Corporate Planning

Name:                     Victor Ho
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP & General Manager, General Administration

Name:                     George K. So
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP & General Manager, Corporate Planning

Name:                     Jeffrey Gu
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & General Manager, Information Systems

Name:                     Ricky Liu
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP & General Manager, Credit & Research

Name:                     Hsue-Lee Lee
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP & General Manager, Loan & Branch Supervision

Name:                     James H. Su
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP & General Manager, Personnel

Name:                     Chin-Men Kao
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP & G.M., Overseas Investment Management

Name:                     Chiang Sung
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP & General Manager, Treasury & Trading

Name:                     Jao-Ming Mong
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP and General Manager, Banking

Name:                     Louise Wu
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First Vice President & General Manager,
                            Direct Investment

Name:                     Paul Pang
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & G.M., Asset Management & Trust

Name:                     Shern-Yu Gong
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & G.M., Projects Finance & Development

Name:                     Chung-Min Lu
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP & General Manager, Overseas Business

Name:                     John C. Yu, Ph.D.
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    First VP & General Manager, Technology

Name:                     Allen J. Lin
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & General Manager, Investment Banking

Name:                     Yi-Lu Kung
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & General Manager, Taichung Branch

Name:                     Ting-Fu Cheng
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & General Manager, Kaohsiung Branch

Name:                     Jin-Haun Jang
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & General Manager,
                            Taipei Chung Hsiao Br.

Name:                     Farming Miao
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    VP & G.M., Hsinchi Science-based Industrial
                            Park Branch

Name:                     Chun-Hsien Yang
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & General Manager, Tainan Branch

Name:                     Dong-Jinn Lin
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & General Manager, Nan Kang Branch

Name:                     Josephine Tung
Citizenship:              Taiwan
Business:                 China Development Industrial Bank Inc.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Vice President & General Manager, Taoyuan Branch


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                       CDIB VENTURE INVESTMENT (USA), LTD.


Name:                     Chin Lin
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Kung-Yung Chen
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Shu-Kuang, Jen, PhD.
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Bing Shen
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Jack J. L. Chow
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     John C. Yu, Ph.D.
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Chin-Men Kao
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Chiang Sung
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Chung-Min Lu
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    Director

Name:                     Chin-Men Kao
Citizenship:              Taiwan
Business:                 CDIB Venture Investment (USA), Ltd.
Business Address:         125 Nanking East Road, Section 5, Taipei 105, Taiwan
Title:                    President


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